As filed with the U.S. Securities and Exchange Commission on November 14, 2018.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER
PURSUANT TO SECTION 6(c) OF THE INVESTMENT
COMPANY ACT OF 1940, AS AMENDED (THE “ACT”), FOR EXEMPTION FROM SECTION
19(b) OF THE ACT AND RULE 19b-1 UNDER THE ACT

(File No.  812-14937)

SPECIAL OPPORTUNITIES FUND, INC.
BULLDOG INVESTORS, LLC

c/o U.S. BANCORP FUND SERVICES, LLC
615 EAST MICHIGAN STREET
MILWAUKEE, WISCONSIN  53202

Communications, Notice and Order to:

Phillip Goldstein, Chairman
Special Opportunities Fund, Inc.
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

Andrew Dakos, Managing Member
Bulldog Investors, LLC
Park 80 West
250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663

Copies to:

Thomas R. Westle, Esq.
Blank Rome LLP
405 Lexington Avenue, 23rd Floor
New York, NY  10174
(212) 885-5239

Cover page for 17 Sequentially Numbered pages (including Exhibits)

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

)
In the Matter of	)
)
SPECIAL OPPORTUNITIES FUND, INC.	)
BULLDOG INVESTORS, LLC	)
)
C/O U.S. BANCORP FUND SERVICES, LLC	)
615 EAST MICHIGAN STREET, 2ND FLOOR	)
MILWAUKEE, WISCONSIN 53202)
)
(877) 607-0414)
)
File No. 812-14937)
)

APPLICATION FOR AN ORDER PURSUANT
TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR EXEMPTION
FROM SECTION 19(b) OF THE ACT AND RULE 19(b)-1 UNDER THE ACT

Special Opportunities Fund, Inc. (“SPE”), a Maryland corporation that is a registered closed-end diversified management investment company listed on the New York Stock Exchange (the “NYSE”), and Bulldog Investors, LLC, a Delaware limited liability company that is a registered investment adviser and SPE’s investment adviser  (“Bulldog”, and together with SPE, the “Applicants”), hereby submit this amended application for an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), providing the Applicants with an exemption from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder. Applicants request that the order also apply to each other registered closed-end investment company advised or to be advised in the future by Bulldog or by an entity controlling, controlled by, or under common control (within the meaning of section 2(a)(9) of the Act) with Bulldog (including any successor in interest) (each such entity, including Bulldog, the "Adviser") that in the future seeks to rely on the order (such investment companies, together with SPE, are collectively the "Funds" and, individually, a "Fund"). For purposes of the requested order, "successor in interest" is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization. 1

I.      DESCRIPTION OF THE APPLICANTS

The Fund (formerly, Insured Municipal Income Fund Inc.) was incorporated in Maryland on February 18, 1993.  Effective December 21, 2009, the Fund changed its name to Special Opportunities Fund, Inc. Shares of common stock of the Fund are currently listed and traded on the NYSE under the symbol “SPE.”

As of December 31, 2017, the Fund had net assets of approximately $142 million, and 8,500,968 shares of common stock outstanding.  The shares of common stock have a par value of $0.001 per common share. On December 29, 2017, the closing share price on the NYSE for the Fund’s common stock was $14.88 and its net asset value per share was $16.70.  As of December 31, 2017, the Fund had 2,223,976 shares outstanding of its 3.50% convertible preferred stock. The shares of preferred stock have a par value of $0.001 per share and a liquidation value of $25 per share.  As of December 31, 2017, after accounting for the most recent year-end cash dividend of $1.33 per share, a holder of convertible preferred stock who elected to convert it to common stock would have received 1.4828 shares of common stock in exchange for each share of convertible preferred stock (which equates to a conversion price of $16.86 per share). The most recent NAV and diluted NAV of the Fund’s common stock (assuming all shares of convertible preferred stock are converted to common stock) are provided weekly on its website at www.specialopportunitiesfundinc.com.  The closing share price on the NYSE for the Fund’s common stock as of November 13, 2018 was $13.85.

1  All existing closed-end investment companies that currently intend to rely on the Order have been named as Applicants. Any Fund that may rely on the Order in the future will comply with the terms and conditions of the Application.

The Fund’s investment objective is total return. The Fund seeks to achieve its investment objective by investing primarily in other U.S. closed-end investment companies and the securities of large, mid and small-capitalization companies, including direct and indirect investments in the securities of foreign companies that the Adviser believes have opportunities for appreciation.  The Fund may employ strategies designed to capture price movements generated by anticipated corporate events such as investing in special purpose acquisition companies or SPACs and companies involved in special situations, including, but not limited to, mergers, acquisitions, asset sales, spin-offs, balance sheet restructuring, bankruptcy, liquidations, self-tender offers, and converting from a closed-end to an open-end management investment company. The Adviser may employ activist strategies to enhance the value of the Fund's holdings, including engaging in discussions with management, submitting proposals to stockholders for a vote, or seeking representation on the boards of directors of portfolio companies.

The Adviser (formerly known as Brooklyn Capital Management, LLC), a Delaware limited liability company formed in August 2009, is a registered investment adviser under the Investment Advisers Act of 1940, as amended.   Effective May 7, 2013, Brooklyn Capital Management, LLC changed its name to Bulldog Investors, LLC. The Adviser is the “investment adviser” for the Fund within the meaning of Section 2(a)(20) of the Act, and serves as such pursuant to the Investment Advisory Agreement effective as of October 10, 2009 (the “Investment Advisory Agreement”). As the Fund’s investment adviser, the Adviser is responsible for administering the day-to-day investing of the Fund. The Adviser’s activities are subject to the oversight of the Board of Directors (the “Board”) of the Fund.  The Adviser is entitled, under the terms of the Investment Advisory Agreement, to a monthly investment advisory fee for the previous month at an annual rate of 1.00% of the Fund’s average weekly total assets, including any assets attributable to leverage, for the investment management and research services provided.

The Adviser and its principals have extensive experience investing in the securities of closed-end investment companies with opportunities for appreciation, including funds that trade at a market price discount from their net asset value. The Adviser utilizes a balanced approach, including “value” and “growth” investing by seeking out companies at reasonable prices, without regard to sector or industry, which demonstrate favorable long-term growth characteristics.

II.      RELIEF REQUESTED

Section 19(b) of the Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986, as amended (the “Code”), more often than once every twelve months.  Rule 19b-1 under the Act provides that no registered investment company which is a “regulated investment company” as defined in Section 851 of the Code may make more than (i) one “capital gain dividend,” as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code plus (iii) one supplemental capital gain dividend pursuant to Section 855 of the Code (provided that it does not exceed 10% of the total amount distributed for the taxable year).

The Applicants believe that Rule 19b-1 should be interpreted to permit the Fund to make an unlimited number of distributions on its outstanding common and preferred stock (if any) so long as it makes the designation necessary under the Code and Rule 19b-1 to characterize those distributions as “capital gain dividends” restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gains resulting from that designation over more than the permissible number of distributions.  However, in order to obtain certainty for the Fund’s proposed distribution policy in the absence of such an interpretation, the Applicants hereby request an order pursuant to Section 6(c) of the Act granting an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder.  The Order would permit the Fund to distribute periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) that include long-term capital gains as frequently as twelve times in any one taxable year in respect of its outstanding common stock and as often as specified by, or determined in accordance with the terms of, its outstanding preferred stock. Notwithstanding the foregoing, it is not contemplated that the Fund’s Distribution Policy will affect the amount or schedule of distributions to preferred stockholders as currently in effect, which are governed by the terms of such preferred stock.

The Fund presently pays dividends to stockholders consisting of net investment income and net realized capital gains, in accordance with Section 19 of the Act.  The Applicants believe that the Fund’s stockholders may prefer an investment vehicle that provides for more frequent capital gains distributions and a consistent cash flow.  In addition, the common stock of closed-end equity funds generally tends to trade in the marketplace at a discount to their net asset values. To try to reduce the discounts at which their stocks trade, among other goals, many closed-end funds have adopted managed distribution policies, which call for monthly or quarterly distributions to stockholders.  Some of these funds have seen their discounts narrow as a result.  The Applicants believe that the discounts at which the Fund’s common stock may trade may similarly be reduced if it adopts a managed distribution policy that would permit it to pay capital gains dividends with respect to its common stock more frequently than is permitted under Rule 19b-1. An additional benefit of a managed distribution policy is to provide the Adviser with more flexibility in managing the assets of the Fund in the best interests of the Fund's stockholders.  For example, a large annual distribution to the Fund's stockholders may require an inopportune sale of securities when it may not be in the best interests of the Fund's stockholders, but which may be avoided or mitigated with smaller quarterly or monthly distributions.

III.      REPRESENTATIONS OF THE APPLICANTS

The Applicants make the following representations regarding the requested relief:

Prior to the Fund’s implementing a distribution policy in reliance on the Order (a “Distribution Policy”), the Board, including a majority of the directors who are not interested persons of the Fund, as defined in Section 2(a)(19) of the Act (the “Independent Directors”), will request, and the Adviser will provide, such information as is reasonably necessary to make an informed determination of whether the Board should adopt a proposed Distribution Policy. In particular, the Board and the Independent Directors will review information regarding: (i) the purpose and terms of the proposed Distribution Policy; (ii) the likely effects of the proposed Distribution Policy on the Fund’s long-term total return (in relation to market price and net asset value per share of common stock (“NAV”)); (iii) the expected relationship between the Fund’s distribution rate on its shares of common stock under the proposed Distribution Policy and the Fund’s total return (in relation to NAV); (iv) whether the rate of distribution is anticipated to exceed the Fund's expected total return in relation to its NAV; and (v) any foreseeable material effects of the proposed Distribution Policy on the Fund’s long-term total return (in relation to market price and NAV). The Independent Directors will also consider what conflicts of interest the Adviser and the affiliated persons of the Adviser and the Fund might have with respect to the adoption or implementation of the proposed Distribution Policy. Following this review, the Board, including the Independent Directors, of the Fund will, before adopting or implementing any proposed Distribution Policy, make a determination that the proposed Distribution Policy is consistent with the Fund’s investment objectives and in the best interests of the Fund’s stockholders. The Distribution Policy will be consistent with the Fund’s policies and procedures and will be described in the Fund's registration statement.

In addition, prior to implementation of a Distribution Policy for the Fund pursuant to the Order requested by this Application, the Board shall have adopted policies and procedures (the “Section 19 Compliance Policies”) pursuant to Rule 38a-1 under the Act that:

1.
are reasonably designed to ensure that all notices required to be sent to the Fund’s stockholders pursuant to Section 19(a) of the Act, Rule 19a-1 thereunder and by condition D. herein (each a “19(a) Notice”) include the disclosure required by Rule 19a-1 and by condition B.1. herein, and that all other written communications by the Fund or its agents regarding distributions under the Distribution Policy include the disclosure required by condition C.1. herein; and

2.
require the Fund to keep records that demonstrate its compliance with all of the conditions of the Order and that are necessary for the Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

The records of the actions of the Board of the Fund will summarize the basis for the Board’s approval of the Distribution Policy, including its consideration of the factors described above.  These records will be maintained for a period of at least six years from the date of the applicable meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.

Generally, the purpose of a Distribution Policy would be to permit the Fund to distribute periodically, over the course of each year, an amount closely approximating the total taxable income of the Fund during the year through periodic distributions in relatively equal amounts (plus any required special distributions) that are composed of payments received from portfolio companies, supplemental amounts generally representing realized capital gains or, possibly, returns of capital that may represent unrealized capital gains. The Fund seeks to establish a distribution rate that approximates the Fund’s projected total return that can reasonably be expected to be generated by the Fund over an extended period of time, although the distribution rate will not be solely dependent on the amount of income earned or capital gains realized by the Fund for the year. Under the proposed Distribution Policy of the Fund, the Fund would distribute periodically (as frequently as twelve times in any taxable year) to its common stockholders a fixed percentage of the market price of the Fund’s shares of common stock at a particular point in time or a fixed percentage of NAV at a particular time or a fixed amount per share of common stock, any of which may be adjusted from time to time. It is anticipated that under the proposed Distribution Policy, the minimum annual distribution rate with respect to the Fund’s shares of common stock would be independent of the Fund’s performance during any particular period but would be expected to correlate with the Fund’s performance over time. Except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of the Fund’s performance for an entire calendar year and to enable the Fund to comply with the distribution requirements of Subchapter M of the Code for the calendar year, each distribution on the Fund’s common stock would be at the stated rate then in effect. The Board will periodically review the amount of potential distributions in light of the investment experience of the Fund, and may modify or terminate a Distribution Policy at any time. 2

IV.      JUSTIFICATION FOR THE REQUESTED RELIEF

Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction from any provision of the Act or of any rule or regulation thereunder, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. For the reasons set forth below, the Applicants submit that the requested exemption from Section 19(b) of the Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the Act and in the best interests of the Fund and its stockholders.

A.	Receipt of the Order would serve stockholder interests

The Applicants believe that closed-end fund investors may prefer an investment vehicle that provides regular current income through fixed distribution policies that would be available through a Distribution Policy.  Furthermore, the Fund has received requests from some of the Fund's shareholders, requesting that the Fund implement a fixed distribution policy. Allowing a Distribution Policy to operate in the manner described in this Application would help fill current investor demand and foster competition in the registered fund market.

An exemption from Rule 19b-1 would benefit stockholders in another way. Shares of common stock of closed-end funds often trade in the marketplace at a discount to their NAV.  The Applicants believe that this discount may be reduced if the Fund is permitted to pay more frequent dividends on its shares of common stock at a consistent rate, whether or not those dividends contain an element of long-term capital gains. Any reduction in the discount at which the Fund’s shares of common stock trade in the market would benefit the holders of the Fund’s common stock along with the Fund.

2 Currently, it is anticipated that a proposed Distribution Policy would provide for as frequently as monthly distributions of 6% of NAV per annum.

B.	The Fund’s stockholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving.

One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that stockholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income.3  However, Rule 19a-1 under the Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital). The same information will be included in the Fund’s annual report to stockholders and on its Internal Revenue Service (“IRS”) Form 1099-DIV, which will be sent to each common and preferred stockholder who received distributions during a particular year (including stockholders who have sold their shares during the year).

In addition, upon adopting a Dividend Policy pursuant to this Order, the Fund will make the additional disclosures required by the conditions set forth in Part VI below, and the Fund will adopt compliance policies and procedures in accordance with Rule 38a-1 under the Act to ensure that all required notices and disclosures are sent to stockholders.

The information required by Section 19(a), Rule 19a-1, the Distribution Policy, the Section 19 Compliance Policies, and the conditions listed below will help to ensure that the Fund’s stockholders are provided sufficient information to understand that their periodic distributions are not tied to the Fund’s net investment income (which for this purpose is the Fund’s taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return. Accordingly, subjecting the Fund to Section 19(b) and Rule 19b-1 would afford stockholders no extra protection. In addition, the Fund will undertake to request intermediaries, or their agent(s), to forward 19(a) Notices to their customers and to reimburse them for the costs of forwarding.  Such forwarding may occur in any manner permitted by statute, rule or order or by the staff of the Commission.

C.	Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to stockholders.

Rule 19b-1, when applied to a Distribution Policy, may give rise to one of the concerns that Rule 19b-1 was intended to avoid: inappropriate influence on portfolio management decisions.  Funds that pay long-term capital gains distributions only once per year in accordance with Rule 19b-1 may impose pressure on management to realize capital gains at a time when prudent investment considerations do not dictate doing so.  In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in subsequent years), notwithstanding that prudent investment considerations might favor realization of long-term gains at different times or in different amounts.

No purpose is served by the distortion in the normal operation of a periodic distribution plan that may be required in order to comply with Rule 19b-1.  There is no benefit in requiring any fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the fund’s stockholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem, but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gains rates).  The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.

3 See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong., 2d Sess. 190-95 (1966) (the “Report”)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970).

The Order requested by the Applicants would minimize these anomalous effects of Rule 19b-1 by enabling the Fund to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.

D.	Other concerns leading to adoption of Rule 19b-1 are not applicable.

Another concern that led to the enactment of Section 19(b) of the Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend (“selling the dividend”), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor’s capital. The Applicants submit that this concern should not apply to closed-end investment companies, such as the Fund, that do not continuously distribute shares.  Furthermore, if the underlying concern extends to secondary market purchases of the shares of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan may help minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

  The Applicants also submit that the “selling the dividend” concern is not applicable to preferred stock, which entitles a holder to no more than a specified periodic dividend at a fixed rate, a rate determined by reference to an objective rate or index, or a rate determined by the market, and, like debt securities, are initially sold at a price based upon their liquidation preference, credit quality, dividend rate and frequency of payment. Investors buy preferred stock for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to preferred stock would be contrary to the expectation of investors.

There is also currently a tax rule that provides that any loss realized by a stockholder upon the sale of shares of a regulated investment company that was held for six months or less will be treated as a long-term capital loss to the extent of any long-term capital gain paid on such shares, to avoid the selling of dividends.

E.	Further limitations of Rule 19b-1.

 Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gains dividends, as defined in Section 852(b)(3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a supplemental distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year.  Subparagraph (f) of Rule 19b-1 allows a Fund to make one additional capital gain dividend if it is made in whole or in part to avoid the excise tax under Section 4982 of the Code.

The Applicants assert that by limiting the number of capital gain dividends that the Fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever the Fund’s realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the Rule.  Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital4 (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise would be available.  To distribute all of the Fund’s long-term capital gains within the limits in Rule 19b-1, the Fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount. The Applicants believe that the application of Rule 19b-1 to the Fund’s periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.

Revenue Ruling 89-815 under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common stock and preferred stock outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year.  To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long-term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common stock and preferred stock dividends.  Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred stock to comply with Revenue Ruling 89-81.

4 These would be returns of capital for financial accounting purposes and not for tax accounting purposes.
5 1989-1 C.B. 226.

The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred stock issued by a closed-end fund.  Such distributions generally are either fixed or are determined in periodic auctions or remarketings or are periodically reset by reference to short-term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long-term capital gains.

The Applicants also submit that the “selling the dividend” concern is not applicable to preferred stock, which entitles a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like a debt security, are priced based upon their liquidation value, dividend rate, credit quality, and frequency of payment.   Investors buy preferred stock for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.

The proposed Order will assist the Fund in avoiding these Rule 19b-1 problems.

F.	General

 The relief requested is that the Commission permit the Fund to make periodic capital gains distributions (as defined in section 852(b)(3)(C) of the Code) in respect of its common stock as frequently as twelve times in any one taxable year and in respect of its preferred stock as often as specified by, or determined in accordance with, the terms thereof.  Notwithstanding the foregoing, it is not contemplated that the Fund’s Distribution Policy will affect the amount or schedule of distributions to preferred stockholders as currently in effect, which are governed by the terms of such preferred stock.  Granting this relief would provide the Fund with flexibility in meeting potential investor interest in receiving more frequent distributions. Furthermore, implementation of the relief would actually ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the “selling of dividends” problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.

The potential issues under Rule 19b-1 are not relevant to distributions on preferred stock.  Not only are such distributions fixed or determined in periodic auctions or remarketings by reference to short-term interest rates rather than by reference to the performance of the issuer, but also the long-term capital gain component is mandated by the Internal Revenue Service to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common stock and, consequently, the long-term gain component cannot even be known until the last dividend of the Fund’s fiscal year.  In these circumstances it would be very difficult for any of the potential abuses reflected in Rule 19b-1’s restrictions to occur.

In summary, Rule 19b-1, in the circumstances referred to above, is likely to distort the effective and proper functioning of the Fund’s Distribution Policy and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid.  These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of stockholders.

V.      APPLICANTS’ CONDITIONS

The Applicants agree that the Order will be subject to the following conditions:

A.	Compliance Review and Reporting.

The Fund’s chief compliance officer will: (a) report to the Fund’s Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, as to whether (i) the Fund and its Adviser have complied with the conditions of the Order and (ii) a material compliance matter (as defined in Rule 38a-1(e)(2) under the Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

B.	Disclosures to Fund Stockholders

1.	Each 19(a) Notice disseminated to the holders of the Fund’s common stock, in addition to the information required by Section 19(a) and Rule 19a-1:

a.	Will provide, in a tabular or graphical format:

i.
the amount of the distribution, on a per common stock basis, together with the amounts of such distribution amount, on a per share of common stock basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

ii.
the fiscal year-to-date cumulative amount of distributions, on a per share of common stock basis, together with the amounts of such cumulative amount, on a per share of common stock basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

iii.
the average annual total return in relation to the change in NAV for the 5-year period ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

6 The disclosure in this condition B.1.b.ii. will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

iv.
the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date-cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date.

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

b.	Will include the following disclosure:

i.	“You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Distribution Policy”;

ii.
“The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital.  A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you.  A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income’”;[6] and

iii.
“The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.”;

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution;

2.	On the inside front cover of each report to stockholders under Rule 30e-1 under the Act, the Fund will:

a.	describe the terms of the Distribution Policy (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

b.	include the disclosure required by condition B.1.b.i above;

c.	state, if applicable, that the Distribution Policy provides that the Board may amend or terminate the Distribution Policy at any time without prior notice to the Fund’s stockholders; and

d.	describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Distribution Policy and any reasonably foreseeable consequences of such termination.

3.
Each report provided to stockholders under Rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-2 under the Act, will provide the Fund’s total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund’s total return.

C.	Disclosure to Stockholders, Prospective Stockholders and Third Parties.

1.
The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition B.1.b. above, in any written communication (other than a communication on Form 1099) about the Distribution Policy or distributions under the Distribution Policy by the Fund, or agents that the Fund has authorized to make such communication on the Fund’s behalf, to any Fund stockholder, prospective stockholder or third-party information provider;

2.
The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition B.1.b. above, as an exhibit to its next filed Form N-CSR; and

3.
The Fund will post a statement prominently on its website (or the Adviser's website) containing the information in each 19(a) Notice, including the disclosure required by condition B.1.b. above, and maintain such information on its website for at least 24 months.

D.	Delivery of 19(a) Notices to Beneficial Owners.

If a broker, dealer, bank or other person (“Financial Intermediary”) holds common stock issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund:

1.	will request that the Financial Intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund’s common stock held through such Financial Intermediary;

2.
will provide, in a timely manner, to the Financial Intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the Financial Intermediary, or its agent, reasonably requests to facilitate the Financial Intermediary’s sending of the 19(a) Notice to each beneficial owner of the Fund’s stock; and

3.
upon the request of any Financial Intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the Financial Intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

E.	Additional Board Determinations If the Fund’s Common Stock Trades at a Premium.

If:

1.
The Fund’s common stock has traded on the stock exchange that it primarily trades on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund’s common stock as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

2.
The Fund’s annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund’s average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;

then:
a.	At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board including a majority of the Independent Directors:

i.
will request and evaluate, and the Adviser will furnish such information as may be reasonably necessary to allow the Board to make an informed determination as to whether the Distribution Policy should be continued or continued after amendment;

ii.
will determine whether continuation, or continuation after amendment, of the Distribution Policy is consistent with the Fund’s investment objective(s) and policies and is in the best interests of the Fund and its stockholders, after considering the information in condition E.2.a.i. above; including, without limitation: (A) whether the Distribution Policy is accomplishing its purpose(s); (B) the reasonably foreseeable material effects of the Distribution Policy on the Fund’s long-term total return in relation to the market price and NAV of the Fund’s common stock; and (C) the Fund’s current distribution rate, as described in condition E.2 above, compared with the Fund’s average annual taxable income or total return over the 2-year period, as described in condition E.2, or such longer period as the Board deems appropriate; and

iii.	based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Distribution Policy.

b.
The Board will record the information considered by it, including its consideration of the factors listed in condition E.2.a.ii. above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Distribution Policy in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

F.	Public Offerings.

The Fund will not make a public offering of its common stock other than:

1.	a rights offering below NAV to the Fund’s common stockholders;

2.	an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin-off or reorganization of the Fund; or

3.	an offering other than an offering described in conditions F.1 and F.2 above, provided that, with respect to such other offering:

a.
the Fund’s annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date, expressed as a percentage of NAV per share as of such date, is no more than 1 percentage point greater than the Fund’s average annual total return for the 5-year period ending on such date; and

b.
the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its shares of common stock as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of its outstanding shares of preferred stock (as the Fund may issue);

G.	Amendments to Rule 19b-1

The requested Order will expire on the effective date of any amendment to Rule 19b-1 that provides relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common stock as frequently as twelve times each year.

VI.      APPLICABLE PRECEDENT

The Commission has recently granted relief substantially the same as that sought here to In the Matter of The Chile Fund, Inc., et al., Investment Company Act Release Nos. 29167 (March 2, 2010) (notice) and 29195 (March 30, 2010) (order); In the Matter of Lazard Global Total Return and Income Fund, Inc., et al., Investment Company Act Release Nos. 29331 (June 24, 2010) (notice) and 29344 (July 21, 2010) (order); In the Matter of Federated Enhanced Treasury Income Fund, et al., Investment Company Act Release Nos. 29341 (July 14, 2010) (notice) and 29379 (August 10, 2010) (order); In the Matter of Stone Harbor Emerging Markets Income Fund, et al., Investment Company Act Release Nos. 29791 (September 16, 2011) (notice) and 298834 (October 12, 2011) (order); In the Matter of Invesco Total Property Market Income Fund, et al., Investment Company Act Release Nos. 30055 (April 26, 2012) (notice) and 30069 (May 22, 2012) (order); In the Matter of Prudential Short Duration High Yield Fund, Inc., et al., Investment Company Act Release Nos. 30195 (September 5, 2012) (notice) and 30226 (October 2, 2012) (order); In the Matter of Royce Focus Trust, Inc., et al., Investment Company Act Release Nos. 30447 (April 4, 2013) (notice) and 30499 (April 30, 2013) (order); In the Matter of Guggenheim Equal Weight Enhanced Equity Income Fund et al., Investment Company Act Release Nos. 30780 (November 12, 2013) (notice) and 30822 (December 9, 2013) (order); The New Ireland Fund, Inc., et al., Investment Company Act Release Nos. 31184 (July 23, 2014) (notice) and 31216 (August 19, 2014) (order), In the Matter of H&Q Healthcare Investors, et al., Investment Company Act Release Nos. 31197 (August 5, 2014) (notice) and 31224 (August 27, 2014) (order); In the Matter of Principal Real Estate Income Fund, et al., Investment Company Act Release Nos. 31290 (October 16, 2014) (notice) and 31334 (November 12, 2014) (order); In the Matter of Sprott Focus Trust Inc. and Sprott Asset Management LP, Investment Company Act Release Nos. 31548 (April 7, 2015) (notice) and 31952 (May 4, 2015) (order); In the Matter of Dreyfus TMT Opportunities Fund, Inc., et al., Investment Company Release Nos. 31549 (April 7, 2015) (notice) and 31593 (May 5, 2015); In the Matter of Ares Dynamic Credit Allocation Fund, Inc., et al., Investment Company Act Release Nos. 31665 (June 9, 2015) (notice) and 31708 (July 7, 2015) (order); In the Matter of Brookfield Global Listed Infrastructure Income Fund Inc., et al., Investment Company Release Nos. 31802 (September 1, 2015) (notice) and 31855 (September 30, 2015) (order); In the Matter of RiverNorth DoubleLine Strategic Opportunity Fund, Inc. and RiverNorth Capital Management LLC, Investment Company Act Release Nos. 32635 (May 12, 2017) (notice) and 32673 (June 7, 2017) (order); In the Matter of The Mexico Equity & Income Fund, Inc. and Pichardo Asset Management, S.A. de C.V., Investment Company Act Release Nos. 32640 (May 18, 2017) (notice) and 32676 (June 13, 2017) (order); In the Matter of The Swiss Helvetia Fund, Inc., Schroder Investment Management North America Inc., and Schroder Investment Management North America Limited, Investment Company Act Release Nos. 33075 (April 23, 2018) (notice) and 33099 (May 21, 2018) (order) ; and In the Matter of Vivaldi Opportunities Fund and Vivaldi Asset Management, LLC, Investment Company Act Release Nos. 33147 (July 3, 2018) (notice) and 33185 (July 31, 2018) (order).

VII.      PROCEDURAL COMPLIANCE

Pursuant to the requirements of Rule 0-2(f) under the Act, the Applicants hereby state that, in the case of the Fund, its address is 615 East Michigan Street, 2nd Floor, Milwaukee, Wisconsin  53202, and in the case of the Adviser, its address is  Park 80 West, Plaza Two, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663.  The Applicants further state that all communications or questions should be directed to Thomas R. Westle and Rustin I. Paul, Blank Rome LLP, The Chrysler Building, 405 Lexington Avenue, New York, NY 10174-0208, (212) 885-5000, with a copy to Phillip Goldstein, Bulldog Investors, LLC, 615 East Michigan Street, Milwaukee, Wisconsin  53202, (877) 785-0376, and a copy to Stephanie Darling, The Law Office of Stephanie Darling, 818 Ridge Road, Rising Sun, MD 21911, (410) 658-7491.

Pursuant to Rule 0-2(c)(1) under the Act, each Applicant hereby states that the officer or member signing and filing this Application on behalf of the respective Applicant is fully authorized to do so, that under the provisions of the Fund’s By-Laws, responsibility for the management of the affairs and business of the Fund is vested in its Board, that by resolution duly adopted and attached to this Application as Exhibit A-1, the Board of the Fund has authorized any officer of the Fund to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto.  The Applicants state that the authorizations described above remain in effect as of the date hereof and are applicable to the individuals who have signed this Application.  The Applicants further state that they have complied with all requirements for the execution and filing of this Application in the name and on behalf of the Applicants.

The verification required by Rule 0-2(d) under the Act is attached as Exhibit B-1 hereto.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

VIII.      CONCLUSION

On the basis of the foregoing, the Applicants respectfully request that the Commission enter an Order pursuant to Section 6(c) of the Act exempting the Fund from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit the Fund to make distributions on its common stock consisting in whole or in part of capital gain dividends as frequently as twelve times in any one taxable year so long as it complies with the conditions of the Order and maintains in effect a Distribution Policy with respect to its common stock as described in this Application.  The Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the Act.

[SIGNATURE PAGE FOLLOWS]

Respectfully submitted,

SPECIAL OPPORTUNITIES FUND, INC.

By: /s/ Phillip Goldstein
Name: Phillip Goldstein
Title: Chairman of the Board
BULLDOG INVESTORS, LLC

By: /s/ Andrew Dakos
Name: Andrew Dakos
Title: Member

November 14, 2018

EXHIBIT INDEX

A-1	Authorizing Resolutions of Special Opportunities Fund, Inc.
B-1	Verification of Special Opportunities Fund, Inc. Pursuant to Rule 0-2(d)
B-2	Verification of Bulldog Investors, LLC Pursuant to Rule 0-2(d)

Exhibit A-1

RESOLUTIONS OF THE BOARD OF DIRECTORS OF
SPECIAL OPPORTUNITIES FUND, INC.

Authorization to File Exemptive Order Application relating to the Fund

RESOLVED, that the Board of Directors of Special Opportunities Fund, Inc. (the “Fund”), including a majority of those who are not “interested persons” of the Fund or Bulldog Investors, LLC, its investment adviser, as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “Act”) (collectively, the “Board”), hereby authorizes and directs the officers of the Fund, with the assistance of counsel, to prepare and file with the Securities and Exchange Commission (the “Commission”) an application for exemptive relief (the “Application”), and any and all amendments thereto, requesting an order pursuant to Sections 6(c) of the Act that would grant an exemption from Section 19(b) and Rule 19b-1 thereunder to permit the Fund to make capital gains distributions in any one taxable year in excess of the number of distributions otherwise permitted under the Act, and any such application and amendments and related documents filed in connection therewith shall be in such form as they, by execution and filing thereof, shall approve; and

FURTHER RESOLVED, that the officers of the Fund are authorized, empowered and directed to take such further actions, to execute such other documents, to pay such expenses and to do such other acts and things as such officers, or any of them, in their discretion, deem necessary or advisable to effectuate the intent of the foregoing resolution.

Exhibit B-1

SPECIAL OPPORTUNITIES FUND, INC.
VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that he has duly executed the attached Application dated November 14, 2018 for and on behalf of the Special Opportunities Fund; that he is the Chairman of such company; and that all action by principals and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Dated: November 14, 2018

By: /s/ Phillip Goldstein
Name: Phillip Goldstein
Title: Chairman of the Board

Exhibit B-2

BULLDOG INVESTORS, LLC
VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that he has duly executed the attached Application dated November 14, 2018 for and on behalf of Bulldog Investors, LLC.; that he is a member of such company; and that all action by principals and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Dated:  November 14, 2018

By: /s/ Andrew Dakos
Name: Andrew Dakos
Title: Member